

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2018

Sean Deason
Vice President Controller
WABCO Holdings Inc.
2770 Research Drive
Rochester Hills, Michigan 48309-3511

      Re: WABCO Holdings Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed February 16, 2018

Dear Mr. Deason:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Division of Corporation Finance
                            Office of Transportation and Leisure